Aivana, Inc.
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We announced we are open for investors and in 3.5 days, $52,000 poured in. Don't miss your chance to own a piece of our AI startup!

📌 Reserve your spot here: https://lnkd.in/eJS3xDcA ✅

We chose a community raise because Aivana's mission is to help everyday people excel with AI. It only makes sense to let our community share in the potential upside.

When Aivana wins, you win. It's that simple.

Not ready to invest? Sharing this post or sending the link to someone who might be interested is just as impactful — and it doesn't go unnoticed.

Disclaimer-https://lnkd.in/g7SvRQN ✅

#AI #startup #fundraising #crowdfunding #wefunder #Aivana


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Invest in Aivana, Inc.: The Google and Amazon for AI Tools!
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